Arête Industries, Inc.

7260 Osceola Street

Westminster, CO 80030

September 27, 2012

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549-4546

Re:	Arete Industries, Inc. Registration Statement on Form S-1

Filed May 29, 2012

File No. 333-181739

Dear Mr. Schwall:

Enclosed for filing via EDGAR on behalf of Arête Industries, Inc. (the “Company”) is further information for the Staff as a result of our conference call with the Staff today in respect of a remaining Staff comment on the filing referenced above.

Attached as Attachment 1 is a copy of the second Contract Operator Agreement relating to the oil and gas properties we purchased in September, 2011. The prior operating agreement related to the properties that we purchased on May 25, 2011 as Exhibit 10.6 to our Form 8-K dated May 31, 2011. The prior operating agreement was what existed when we sold part of the properties on August 23, 2011. This first operating agreement is further evidence that we controlled the properties that we sold on August 23, 2011.

We discussed with the Staff the extent to which we maintained and spent our management’s time relating to all of the oil and gas properties that were the subject of the May 25, 2011 purchase and sale agreement (later amended and restated in its entirety on July 29, 2011). We have reviewed our corporate documents, our emails and related documents relating to our operations. Please be advised that we maintained an active, ongoing significant involvement and oversight of the properties purchased prior to May 25, 2011 until, in some cases, their disposition on August 23, 2011, and all of the other properties, continuing through the present. This active, ongoing review and involvement consisted of numerous meetings with the contract operator of the properties, review of revenue summaries, review and impact of proposed maintenance and workovers of oil and gas wells, as well as revenue analysis. These activities took place every week and they continue through today. The properties we purchased consist of the substantial majority of our operations, and we continue to seek ways to maximize our return from them on an ongoing basis.

Enclosed for the Staff (as Attachment 2) is part of Exhibit C to the May 25, 2011 purchase and sale agreement that sets forth the parameters for the sharing of profits relating to the properties we purchased in the event oil or natural gas prices increase, as well as sharing in future drilling/recompletion in formations that were not previously producing hydrocarbons in commercial quantities. This “profit sharing” continued in the amended purchase and sale agreement of July 29, 2011.

The Staff inquired whether we accrued revenues for the oil and gas properties we sold on August 23, 2011 that constituted part of the properties we contracted to purchase on May 25, 2011 and pursuant to the amended and restated purchase agreement dated July 29, 2011. After consultation with our outside auditors, we determined to take a conservative position relating to the accruals. As indicated to the Staff, we did in fact receive all revenues from the properties (including the properties sold on August 23, 2011) from April 1, 2011 forward subject to allocable operating expenses, ad valorem taxes and other operating expenses that were charged to our purchased interests. However, we accrued revenues only from July 29, 2011 going forward (the date of the amended and restated purchase agreement). The other revenues we received (from April 1, 2011 to July 29, 2011) were used to reduce the adjusted basis of the properties we purchased.

Lastly, we enclose an opinion of counsel to the effect that we had control of the properties we sold on August 23, 2011, which have been the subject of our discussions with the Staff.

Should you have any questions, please call me at (303) 427-5959. In addition, we are available to meet with you personally if that would be helpful to resolve this issue.

Sincerely,

/s/ Donald W. Prosser
Donald W. Prosser
Chief Executive Officer

Attachment 1

AMENDED AND RESTATED CONTRACT OPERATOR AGREEMENT

THIS AMENDED AND RESTATED CONTRACT OPERATOR AGREEMENT (“Agreement”) is entered into between Arête Industries, Inc. (“Arête”) and Contractor, as defined herein, on September 29, 2011 but effective April 1, 2011, in connection with the Amended and Restated Purchase and Sale Agreement, as also subsequently amended in writing, by and between Tucker Family Investments, LLLP, Tindall Operating Company (“Tindall”), DNR Oil & Gas, Inc. (“DNR”), Tucker Energy, LLC and Arête Industries, Inc. (“Arête”) executed on July 29, 2011 but effective April 1, 2011 (collectively, the “July 2011 PSA”). Tindall and DNR are referred to as the “Contractor” in this Agreement.

RECITALS

A. Arête has entered into the July 2011 PSA. Terms capitalized but not defined herein shall have the meaning given such terms in the July 2011 PSA.

B. Due to the Contractor’s familiarity with and knowledge of the Assets, the Parties believe that it would be efficient and economical for the Contractor to operate the Assets on Arête’s behalf as an independent contract operator under the terms and provisions set forth below.

C. Upon delivery by Contractor to Arête, this Agreement shall fully replace and supersede any and all prior written or oral negotiations, discussions, and prior agreements and understandings relating to the subject matters discussed herein, including but not limited to any prior Contract Operator Agreements between the Parties hereto.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Scope of Services. Contractor shall continue the physical operation of the Assets as they are currently operated, and will account to Arête for all of the Assets, subject to the limitations set forth in this Agreement (“Services”). Pursuant to the foregoing, Contractor shall:

(a) operate, manage, and maintain the Assets in accordance with past practices of Contractor;

(b) employ such personnel as may be reasonably necessary to perform the Services;

(c) provide a monthly joint interest billing statement and monthly revenue check reflecting expenses and revenues on the Assets, but Contractor shall not be required to provide full financial accounting and maintenance of books and records on the Assets. Arête shall have the right to review backup accounting detail for JIBs and revenue checks during normal business hours at Contractor’s office in Denver, Colorado;

(d) purchase supplies, materials, tools and equipment associated with ownership and operation of the Assets; provided that without Arête’s prior written consent, Contractor will not purchase any of the above, if such purchase would result in a charge or cost to Arête over $10,000 for a single item, except in cases Contractor believes constitute an emergency;

(e) contract for Services associated with ownership and operation of the Assets; provided that without Arête’s prior written consent, Contractor will not enter into a service contract that is not terminable without penalty or cost upon thirty (30) days prior notice or would result in a charge or cost to Arête over $10,000 for a single item, except in cases Contractor believes constitute an emergency;

(f) pay any lease settlement, lease rentals, shut-in royalties, minimum royalties, payments in lieu of production, royalties, overriding royalties, production payments, net profit payments and other similar burdens associated with ownership or operation of the Assets, and, at Arête’s direction, perform and comply with covenants contained in the Leases and agreements relating to the Assets;

(g) pay and perform all obligations of Arête which relate to the Assets, including, without limitation, the payment of operating costs, vendor invoices and contractor invoices associated with ownership or operation of the Assets;

(h) provide marketing, gas control and other similar services necessary to sell the products produced from the Assets in a manner basically consistent with Arête’s past practices;

(i) submit accurate and complete reports to state and federal authorities, as appropriate and consistent with Arête’s past practices, with copies of all reports to be provided to Arête, and provide to Arête daily production reports and monthly production reports and other reports generated by Contractor in the ordinary course of operation of the Assets; and

G) inform Arête of any pending or threatened action or investigation of which the Contractor receives written notice and which Contractor believes in good faith could have a material adverse impact on the Assets, including all actions initiated or investigations threatened by a third party or governmental authority under applicable environmental laws.

Notwithstanding the foregoing, in carrying out its payment obligations hereunder, Contractor never shall be obligated to advance its own funds. In addition, if any active well included in the Assets ceases production for any reason that will require other than routine maintenance in the ordinary course to restore production, Contractor shall notify Arête no later than five business days after Contractor becomes aware of such cessation of production concerning the action recommended by Contractor to restore production from such well. The Services shall not include the drilling, reworking, deepening, sidetracking, plugging back, or recompletion of any well, or the plugging and abandonment of a well, or any other operation that, under the terms of the applicable Operating Agreement (or, in the absence of any applicable Operating Agreement, the AAPL 610 (1989 Revision) Model Form Operating Agreement), requires the prior approval of the non-operators, and Contractor shall have no obligation to perform any such operations on behalf of An te.

2. Limitation on Services. Notwithstanding any other provisions in this Agreement, Contractor is not obligated to provide Services that Contractor did not perform immediately prior to the Closing Date.

3. Termination/Partial Termination. This Agreement commences on the Effective Date referenced above and will terminate one year thereafter, unless extended or terminated earlier by mutual agreement of Arête and Contractor.

4. Reimbursement/Fee. Arête shall reimburse Contractor for all third party costs and expenses (including without limitation, operating costs, capital expenditures, production taxes and producing, drilling and construction overhead charges billed by third party operators) incurred or borne by Contractor and associated with the Assets during the term of this Agreement. In addition to the foregoing reimbursements, Arête shall pay Contractor $23,000.00 per month (pro rated for partial months) beginning on August I, 2011 for the Services during the term of this Agreement. Contractor shall provide monthly statements to Arête detailing third party costs and expenses and the fee for the Services and Arête shall pay such invoices within 30 days following receipt. If payment is not made within such time, the unpaid balance shall bear interest monthly at the prime rate in effect at JP Morgan Chase Bank, N.A. on the first day of the month in which delinquency occurs plus 2% or the maximum contract rate permitted by applicable Colorado law, whichever is lesser, plus attorneys’ fees, court costs, and other costs in connection with the collection of unpaid amounts. In the event that any delinquency in payment exists for a period of more than 60 days, Contractor may, at its option, immediately declare this Agreement terminated and shall provide no further Services with respect to the Assets and shall have no further liability or responsibility with respect to the Assets.

5. Independent Contractor. Contractor shall perform the Services under the general direction of Arête, but in all events Contractor shall be an independent contractor in accordance with the specifications herein set out. Arête shall look to Contractor for results only and shall have no right at any time to direct or supervise Contractor or its servants or employees as to the manner, means, and method in which the Services are performed. The detailed manner and method of performing the Services shall be under the control of Contractor. Neither Contractor nor anyone employed by Contractor shall be deemed to be an employee, agent, servant, or representative of Arête. Contractor shall be responsible for the payment of federal income tax, social security tax, workers’ compensation insurance, unemployment tax, and other similar payments, if any, relating to Contractor’s business and employees, and Arête shall not withhold any amounts for such purposes from payments made to Contractor. As an independent contractor, neither Contractor nor anyone employed by Contractor will be eligible for the benefits provided to regular employees of Arête, including but not limited to health and disability insurance. Contractor’s engagement as an independent contractor by Arête will terminate upon the termination of this Agreement as provided for herein.

6. No Agency. Contractor shall not be deemed to be the agent or attorney-in- fact of Arête. Contractor shall have no authority to amend, modify, or waive compliance with any operating agreement, oil and gas lease, or other contract or agreement in effect with respect to the Assets. Contractor shall not undertake to negotiate new agreements or submit transaction proposals to other parties without Arête’s prior written consent. Any new contract or agreement negotiated by Contractor with respect to the Assets must be executed by a duly authorized officer or representative of Arête before such contract or agreement becomes binding on Arête. Nothing contained in this Agreement shall be deemed or construed to create a relationship among Arête and Contractor of partnership, joint venture, agency, or other relationship creating fiduciary, quasi-fiduciary, or similar duties or obligations inter se, or that would otherwise subject Arête and Contractor to joint and several or vicarious liability in favor of any other person.

7. Standard of Performance. Contractor shall perform the Services as a reasonable and prudent operator, in good faith, in a good and workmanlike manner, with due diligence and dispatch, in accordance with good oilfield practices, and in compliance with all applicable laws and regulations and the terms of the applicable oil and gas leases, operating agreements, and this Agreement. Notwithstanding the foregoing, the parties understand and agree that Contractor shall never have any liability to Arête in connection with its performance of the Services hereunder greater than that which it would have as the operator to a non-operator under the applicable Operating Agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) Model Form Operating Agreement), IT BEING RECOGNIZED THAT UNDER SUCH AGREEMENTS, THE PARTY NAMED AS OPERATOR IS RESPONSIBLE ONLY FOR ITS GROSS NEGLIGENCE AND WILLFUL MISCONDUCT.

8. Obligations of Arête. Except for any obligations set forth in and assumed by Contractor in this Agreement, Contractor shall not be responsible or liable for the performance of, or for its failure to perform, any duties or obligations of Arête under any operating agreement or any other contract or agreement between Arête and any other person or persons, whether written or oral, including, without limitation, any drilling contract. In addition, Contractor shall not be responsible or liable for any obligation, costs, or expenses related to remediation of pollution or contamination of natural resources (including soil, air, surface water or groundwater) which might exist on the Assets as of the Effective Date of this Agreement.

9. Indemnification. Contractor and its members, managers, officers, affiliates, employees, attorneys, contractors and agents (the “Contractor Group”) shall have no liability for or in connection with any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including reasonable attorneys’ fees and costs of litigation) whether known or unknown, asserted or unasserted (including, without limitation, claims under applicable environmental laws) that are brought by or owed to Arête or any third party (“Claims”) arising out of or resulting from the Services; and Arête hereby releases the Contractor Group from and shall fully protect, defend, indemnify and hold the Contractor Group harmless from and against all Claims arising out of or resulting from the Services, including, without limitation, Claims relating to (a) injury or death of any person(s) whomsoever, (b) damages to or loss of any property or resources, (c) breach of contract, (d) common law causes of action such as negligence, strict liability, nuisance or trespass, or (e) fault imposed by statute, rule, regulation or otherwise. This indemnity and defense obligation applies regardless of cause or of any negligent acts or omissions of the Contractor Group including, without limitation sole negligence, concurrent negligence or strict liability of the Contractor Group, but not including gross negligence or willful misconduct of the Contractor Group.

10. Assignability. Neither Arête nor Contractor shall assign or sublease any rights or obligations under this Agreement without prior written consent of the non-assigning party; provided that without Arêete’s consent, Contractor may subcontract all or any portion of the Services to a third party, provided that Contractor remains liable for all obligations hereunder.

11. Confidentiality. Contractor shall treat as confidential information all maps, logs, geological, geophysical, reserve, engineering, and other scientific and technical information, reports, and data (including, without limitation, conventional and 3-D seismic data) generated pursuant to operations performed under this Agreement during the term of this Agreement, as well as all other confidential or proprietary information and rights of Arête of which Contractor becomes aware. In like manner, Arête shall treat as confidential information all accounting and other confidential or proprietary data and rights of Contractor of which Arête becomes aware. Each party agrees to keep confidential all such information, reports, and data, and shall not disclose or disseminate any such information, reports, or data to any third person without the prior written consent of the other party. In no event shall the obligations contained in this Section 11 apply to information (a) required to be disclosed by or pursuant to applicable law, rule or regulation (b) that is or becomes public knowledge, other than as a result of a breach of this Agreement, (c) that Arête or Contractor obtains from a third person when such disclosure by the third person does not violate any confidentiality or other contractual obligation of such third person, (d) that pertains to the excluded assets, or (e) that is required to be provided to non operators under any operating agreement.

12. Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, or sent by bonded overnight courier, or by facsimile transmission (provided any such facsimile transmission is confirmed either orally or by written confirmation), addressed to the appropriate party at the address for such party shown below or at such other address as such party shall have theretofore designated by written notice delivered to the party giving such notice:

If to Arête:

Arête Industries, Inc.

7260 Osceola Street

Westminster, CO 80030

Attn.: Donald W. Prosser

Fax: (303) 429-9664

E-mail: dpro-cpa@msn.com.

If to Contractor:

DNR Oil & Gas Inc.

12741 E. Caley, Unit 142

Englewood, CO 80 Ill

Attn: Charles B. Davis, President

Fax: 303-825-2968

Any notice given in accordance herewith shall be deemed to have been given on the business day when delivered to the addressee in person or by facsimile or bonded overnight courier; provided, however, that if any such notice is received after normal business hours, the notice will be deemed to have been given on the next succeeding business day. Any party may change the address, telephone number, or facsimile number to which such communications to such party are to be addressed by giving written notice to the other party in the manner provided in this Section 12.

13. Amendment. This Agreement may be amended only by an instrument in writing executed by the party against whom enforcement is sought.

14. GOVERNING LAW. THIS AGREEMENT AND THE LEGAL RELATIONS AMONG THE PARTIES SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF COLORADO, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION.

15. Limitation on Damages. For the breach or non-performance by any party of any representation, warranty, covenant, or agreement contained in this Agreement, the liability of the obligor shall be limited to direct actual damages only, except to the extent that the obligee is entitled to specific performance or injunctive relief. AS BETWEEN THE PARTIES, NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER CONTRACTOR NOR ARÊTE SHALL BE LIABLE TO THE OTHER AS THE RESULT OF A BREACH OR A VIOLATION OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT, OR CONDITION CONTAINED IN THIS AGREEMENT FOR CONSEQUENTIAL, PUNITIVE, EXEMPLARY, OR INDIRECT DAMAGES, IN TORT, IN CONTRACT, UNDER ANY INDEMNITY PROVISION, ARISING BY OPERATION OF LAW (INCLUDING, WITHOUT LIMITATION, STRICT LIABILITY), OR OTHERWISE.

16. Dispute Resolution.

(a) Senior management of Arête and Contractor will attempt to resolve any and all disputes arising from this Agreement. Failing a settlement between the parties, any matters shall be handled as set forth herein.

(b) Any disagreement, difference, or dispute between the parties provided in this Agreement to be resolved by arbitration shall be resolved pursuant to arbitration according to the procedures set forth in this Section 16.

(c) Either Arête or Contractor may commence an arbitration proceeding hereunder by giving written notice to the other party. No later than five (5) business days after the delivery of the notice commencing the arbitration proceeding, Arête and Contractor shall each select an arbitrator. Promptly following their selection, the arbitrators selected by the parties jointly shall select a third arbitrator. All arbitrators selected under this Agreement shall have at least eight (8) years of professional experience in the oil and gas industry and shall not previously have been employed by either party and shall not have a direct or indirect interest in either party or the subject matter of the arbitration. The arbitration hearing shall commence as soon as is practical, but in no event later than thirty (30) days after the selection of the third arbitrator. If any arbitrator selected under this Section 16(c) should die, resign, or otherwise be unable to perform his duties hereunder, a successor arbitrator shall be selected pursuant to the procedures set forth in this Section 16(c). The arbitrators shall settle all disputes in accordance with the Federal Arbitration Act and the Commercial Arbitration Rules of the American Arbitration Association, to the extent that such Rules do not conflict with the terms of such Act or the terms of this Agreement. Any arbitration hearing shall be held in Denver, Colorado. The arbitrators shall render their decision within thirty (30) days after the hearing(s) conclude, unless the parties settle the matter.

(d) The decision of the arbitrators shall be final and binding on the parties and, if necessary, may be enforced in any court of competent jurisdiction. The law governing all such disputes shall be the laws of the State of Colorado, but without regard to conflicts of laws. The fees and expenses of the arbitrators shall be borne by the party not substantially prevailing, or, if that cannot be determined, shall be shared one-half by Contractor and one-half by Arête.

The Parties have caused their duly authorized representatives to execute this Agreement as of the day and year first set forth above.

DNR Oil & Gas, Inc.

By: /s/ Charles B. Davis

Name: Charles B. Davis

Title: President

Date: September 29, 2011

TINDALL OPERATING COMPANY

By: /s/ R. Lee Tucker

Name: R. Lee Tucker

Date: September 29, 2011

ARÊTE INDUSTRIES, INC.

By: /s/ Donald W. Prosser

Name: Donald W. Prosser CEO

Date: September 29, 2011

Attachment 2

OIL PRICE INCREASE

1.	Upon the 61st continuous day of Nymex oil prices over $90.00/bbl Arête will owe DNR/Tindall $250,000 (Two hundred fifty thousand dollars) payable on the same date one year from the 61st day.

2.	Upon the 61st continuous day of Nymex oil prices over $100.00/bbl Arête will owe DNR/Tindall $500,000 (Five hundred thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

3.	Upon the 61st continuous day of Nymex oil prices over $110.00/bbl Arête will owe DNR/Tindall 1,000,000 (One Million dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

4.	Upon the 61st continuous day of Nymex oil prices over $125.00/bbl Arête will owe DNR/Tindall $1,500,000 (One Million Five hundred thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

5.	Upon the 61st continuous day of Nymex oil prices over $150.00/bbl Arête will owe DNR/Tindall $3,500,000 (Three Million five hundred thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

NATURAL GAS PRICE INCREASE

1.	Upon the 61st continuous day of Nymex natural gas prices over $5.00/mmbtu, Arête will owe DNR/Tindall $50,000 (Fifty thousand dollars) payable on the same date one year from the 61st day.

2.	Upon the 61st continuous day of Nymex natural gas prices over $6.00/mmbtu, Arête will owe DNR/Tindall $100,000 (One hundred thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

3.	Upon the 61st continuous day of Nymex natural gas prices over $7.50/mmbtu, Arête will owe DNR/Tindall $250,000 (Two hundred fifty thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

4.	Upon the 61st continuous day of Nymex natural gas prices over $10.00/mmbtu, Arête will owe DNR/Tindall $500,000 (Five hundred thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

5.	Upon the 61st continuous day of Nymex natural gas prices over $12.00/mmbtu, Arête will owe DNR/Tindall $750,000 (Seven hundred fifty thousand dollars) payable on the same date one year from the 61st day. Any amounts previously paid by Arête to DNR/Tindall for increased prices will reduce the amount due from this paragraph.

RESERVE INCREASES

If Arête increases its proven producing net oil reserves by 20,000 (Twenty thousand) barrels of oil by drilling/recompletion of any DNR/Tindall identified “possible” reserves in Colorado or Kansas as attached, then Arête will owe DNR/Tindall an additional $250,000 dollars for every 20,000(Twenty thousand) barrel increment. This amount is to be multiplied by the number of the oil price scenario which is $90.00= 1, $100.00 = 2, $110.00=3, $125.00=4, and $150.00=5.

If Arête increases its proven producing net natural gas reserves by 150,000 (One hundred fifty thousand) mcf by drilling/recompletion of any DNR/Tindall identified “possible” reserves then Arête will owe DNR/Tindall an additional $150,000 dollars for every $150,000mcf increment. This amount is to be multiplied by the number of the natural gas price scenario which is $5.00= 1, $6.00 = 2, $7.50=3, $10.00=4, and $12.00=5.

TOTALS

Upon the payment of a total of $5,000,000 (Five million dollars) to DNR/Tindall due to price or reserve increases as described above within ten (10) years from the date of closing, no more payments to DNR/Tindall are required for price increases or reserve increases from operations in Colorado or Kansas.

Wyoming “Horizontal” plays

Most of the Wyoming properties included in this sale have possible large amounts of oil and gas in various “formations” which may be exploited utilizing recompletions and/or horizontal drilling techniques. Therefore, DNR/Tindall wishes to share in any future drilling/recompletion in formations not currently producing. If any properties will be used for drilling/recompletion in formations not currently producing then purchaser will receive 1.25 times the “Allocated Amount” for any properties sold/used for drilling or recompletion. If purchase price of any property(ies) exceeds the “1.25 times the allocated amount” the DNR/Tindall or its assigns will share any remaining Purchase Price amount 70% (Seventy percent) to DNR/Tucker or its assigns and 30% to Arête. The amount paid/received for said property(ies) up to a total of $20 million dollars.

(Example: Allocation Amount of Property = $60,000 and property is sold for $310,000. Arête will receive 1.25 x $60K or $75K, remaining $235K is split 70% to DNR/Tucker and 30% to Arête.

Allocation Amount is defined as that part of the Purchase Price that is shown for each property(ies) on the Exhibit B-1 attached to the Purchase and Sale Agreement dated July 29, 2011 between Arête Industries and DNR/Tucker et al.

Any earned or reserved interests such as Overriding Royalty Interests, Carried Working Interests, ect. shall be split 50% to DNR/Tucker and 50% Arête.

Any Reserve Increases resulting from Arête drilling and/or recompleting wells will have the same incentives applied as in the Reserve Increases Paragraph for DNR/Tucker properties in Colorado/Kansas.

TOTALS

Upon the payment of a total of $25,000,000 (Twenty-five million dollars) to DNR/Tindall due to price or reserve increases as described above within ten (10) years from the date of closing, no more payments to DNR/Tindall are required from any operations of wells or property(ies) purchased under the total agreement.

Attachment 3

Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, CO 80202

September 27, 2012

VIA UNITED STATES MAIL

Arête Industries, Inc.

c/o Donald W. Prosser

7260 Osceola Street

Westminster, CO 80030

Re:	Arête Industries, Inc. - Oil & Gas Properties sold on August 23, 2012

Ladies and Gentlemen:

You have inquired whether, in our view, Arête Industries, Inc. (the “Company”) was entitled to proceeds from the sale of certain oil and gas properties subject to that certain Purchase and Sale Agreement originally entered into on May 15, 2011, as amended and restated in its entirety on July 29, 2011, and therefore, whether the Company had material indicia of control of such properties.

We have examined:

(a)	the Purchase and Sale Agreement with the Tucker Family Investments, LLLP, DNR Oil & Gas, Inc., and Tindall Operating Company for the purchase of certain oil and gas operating properties in Colorado, Kansas, Wyoming and Montana dated May 25, 2011 (the “Purchase and Sale Agrement”);

(b)	the related restated Note and Security Agreement effective April 1, 2011;

(c)	the related restated Contract Operating Agreement effective April 1, 2011;

(d)	the Amended and Restated Purchase and Sale Agreement dated July 29, 2011; and

(e)	the Agreement to Amend Purchase and Sale Agreement, dated August 12, 2011, among Arête Industries, Inc., Tucker Family Investments, LLLP, DNR Oil & Gas, Inc. and Tindall Operating Company.

Please note that (a) through (e) immediately above we refer to herein as the Relevant Documents.

We have also examined corporate documents, records, information and certificates of the Company, certificates or confirmations of public officials or government authorities (including, without limitation, certificates of good standing) and other documents as we have deemed

Arête Industries, Inc.

September 27, 2012

necessary or appropriate as a basis for the opinions hereinafter expressed. As to certain facts material to our opinions expressed herein, we have relied, with your permission, upon statements, certificates or representations of officers and other representatives of the Company.

Based on the foregoing, and subject to the limitations and assumptions contained herein, it is our opinion that the Company was entitled to proceeds from the sale of certain oil and gas properties as set forth in Exhibit C-2 to the Amended and Restated Purchase and Sale Agreement dated July 29, 2011, and while it is not free from doubt, to our knowledge, the Company had sufficient indicia of ownership and control over such properties that the Company effectively controlled the properties such that it was entitled to provide meaningful input and direction in respect thereof.

We refer specifically to Exhibit C-2 of the Amended and Restated Purchase and Sale Agreement dated July 29, 2011 and the subsequent agreement in respect of the satisfaction of proceeds, which indicate (and upon which we place reliance) that the Company was entitled to net proceeds from the property sale based upon a pre-determined, agreed upon formula.

We have made the additional assumptions set forth below as a basis for our opinion set forth above.

1.	The Company is a corporation validly existing under the laws of the State of Colorado.

2.	The genuineness of signatures not witnessed, the authenticity of documents submitted as originals, and the conformity to originals of documents submitted as copies.

3.	The Company has complied in all respects with the requirements and limitations of its powers set forth in the Relevant Documents.

4.	The due authorization, execution and delivery by, or on behalf of, each of the parties thereto of each of the Relevant Documents.

5.	That all natural persons who executed the Relevant Documents possessed the legal competency and capacity necessary for such individual to execute the Relevant Documents.

6.	The Relevant Documents are valid, binding, and enforceable obligations of the parties thereto in accordance with their respective terms.

7.	The Relevant Documents accurately and completely describe and contain the parties’ mutual intent, understanding, and business purposes, and that there are no oral or written statements, agreements, understandings, or negotiations, nor any usage of trade or course of prior dealing among the parties, that directly or indirectly modify, define, amend, supplement, or vary, or purport to modify, define, amend, supplement, or vary, any of the terms of the Relevant Documents or any of the parties’ rights or obligations thereunder, by waiver or otherwise.

8.	Our review of the Relevant Documents does not appear to reveal all actions taken by the Company since its inception and as a result we have relied on the presumption of regularity and continuity to the extent necessary to render the legal advice herein.

Arête Industries, Inc.

September 27, 2012

9.	The Company has not comingled, and will not commingle its assets with those of any other person or entity and has always held and will continue to hold all Company assets in its own name.

10.	The Company has maintained, and will continue to maintain, its records, books of account, bank accounts, financial statements, stationery, invoices and checks separate and apart from those of any other person or entity.

11.	The Company has not failed to maintain an arm’s-length relationship with its stockholders and will not enter into any transaction with the stockholders unless at arm’s-length and in the ordinary course of business on terms that are intrinsically fair.

12.	The Company has not pledged, and will not pledge, its assets to secure the obligations of any other person or entity or make any loans or advances to any person or entity.

13.	The Company has held, and will continue to hold, itself out to the public as a legal entity separate and distinct from any other person or entity, and not as a division or part of another person or entity, and will conduct its business solely in its own name and exercise reasonable efforts to correct any known misunderstanding regarding its separate identity.

14.	The Company has not assumed, guaranteed, or become obligated for, and will not assume, guarantee or become obligated for, the debts of any other person or entity or hold out its credit as being available to satisfy the obligations or securities of any other person or entity.

15.	The Company has maintained, and will continue to maintain, adequate capital in light of its contemplated business operations.

Our opinion set forth above is subject to the following limitations:

1.	For purposes of the legal advice and opinions contained herein, we have examined such questions of law and fact as we have deemed necessary or appropriate. As to matters of fact material to the advice contained herein we have relied on the information and representations contained in the Relevant Documents. We have not independently investigated the facts so relied on, except to make certain limited inquires of officers of the Company and to stockholders, nor have we reviewed any other agreements or documentation related to the relationships between the Company and the stockholders.

2.

The qualification of any opinion or statement expressed herein by the use of the words “to our knowledge” or words of similar import means that during the course of our representation of the Company, no information has come to our attention which gives us actual knowledge of the existence of such matters, documents or facts, and no inference as to our knowledge thereof shall be drawn from the fact of our representation of any party or otherwise. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of such facts (and have not caused to be made any review of any court file or indices) and no inference as to our knowledge concerning such facts should be drawn from the fact that such representation has been undertaken by us. Further, the words “to our knowledge” or words of similar

Arête Industries, Inc.

September 27, 2012

import, as used herein, are intended to be limited to the actual current recollection of those attorneys in this firm who have given substantive attention to the above-referenced transaction and does not include constructive knowledge of matters or information.

3.	The legal advice contained herein is based on the law and facts in effect on the date hereof, and we assume no obligation to update, revise, or supplement this opinion.

4.	The legal advice contained herein is limited to the law of the State of Colorado.

5.	The legal advice contained herein is being furnished to the Company solely for the Company’s benefit and may not be relied upon by, or quoted by, any other person or entity. Further, the legal advice contained herein may not be delivered to or shared without our express written permission with any other person or entity.

6.	We advise you that there are a number of inherent limitations in an opinion of this nature, including the pervasive equitable powers and discretionary judgment of the courts and other governmental authorities reviewing the facts and circumstances as they may exist at a future time, and the interplay of facts, circumstances, relationships and other considerations, some of which may not now exist. Further, an opinion is not a guaranty of what a court would hold, rather an informed judgment as to a specific question of law. Thus, the legal advice contained herein is not a prediction of what a court would actually hold, but legal advice as to the decision a court would likely reach if the issue was properly presented to it and the court followed existing legal precedents applicable to the subject matter of this opinion.

Very truly yours,

/s/ Jones & Keller, P.C.

JONES & KELLER, P.C.